Exhibit 99.1

Press Release

Eltek Announces its Intention to apply for a Land in Northern Israel to Build a
Second Production Facility

PETACH-TIKVA, Israel, April 12, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update regarding its intention to apply to the Israel Land Authority (“ILA”) for an allocation of  land in the north of Israel where Eltek intends to build a second production facility.

The Ministry of Economics approved a recommendation to the ILA to allocate land in the north of Israel to Eltek without the need for a bidding process. Such recommendation provides for an exemption period of 24 months from the requirement to acquire the land by means of a tender. The land development cost is expected at a 30% discount to prevailing market prices. Following receipt of the Ministry of Economics recommendation, our board of directors instructed management to apply to the ILA for the necessary permits and to finalize the terms of a long term pre-paid lease.

Eli Yaffe, Eltek's CEO, commented: “We are considering expanding to a new and second advanced facility within a few years. This is a major part of our long term and strategic roadmap in order to grow and accelerate the expansion of our business”.

Eltek is at an early stage of this process and there can be no assurance that it will obtain all the necessary permits for a new plant from the ILA, or that it will be able to finance such project.

About Eltek
Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023